

July 22, 2015

<u>VIA E-MAIL</u>
Ms. Tammy J. Tipton
Chief Financial Officer and Treasurer
CNL Lifestyle Properties, Inc.
450 South Orange Avenue
Orlando, Florida 32801

> **Re: CNL Lifestyle Properties, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed on March 31, 2015**
> **File No. 000-51288**

Dear Ms. Tammy J. Tipton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014</u>

<u>Note 4 – Real Estate Investment Properties, net</u>

1.   We note that you have updated your estimated net asset value downwards in March 2015. Although we note your disclosures on page 46 that your estimated net asset value is not intended to be related to any analysis of individual asset values performed for financial statement purposes nor to the values at which individual assets may be carried on financial statements under GAAP, there still appears to be correlation and symmetry among the factors that would result in decreases to net asset value and recognition of potential impairment losses.   Please clarify whether impairment losses have been recognized on the properties that contributed to the overall decrease in your net asset value.   To the extent they haven't, please explain within your response, the facts and circumstances considered in determining that no impairment was required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3486 if you have any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant